CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$3,650,000	$112.06

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $459,935.36 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $112.06 offset against the registration fee due for this offering and of which $459,823.30 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 532 prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 32-VII dated June 29, 2007	Registration Statement No. 333-130051 Dated July 3, 2007 Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$3,650,000
Principal Protected Notes Linked to a Weighted Basket Consisting of the Russell 3000® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due July 7, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 7, 2011*.
  Cash payment at maturity of principal plus the Additional Amount, which will not be less than the Minimum Return, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international indices composed of the Russell 3000® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection plus the minimum return at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on July 3, 2007 and are expected to settle on or about July 6, 2007.

Key Terms

Basket:

The notes are linked to a weighted basket consisting of the Russell 3000® Index (“RAY”), Dow Jones EURO STOXX 50® Index (“SX5E”) and the Nikkei 225 Index (“NKY”) (each a “Basket Index,” and together, the “Basket Indices”).

Component Weightings:	The Russell 3000 Weighting is 50.00%, the EURO STOXX Weighting is 25.00% and the Nikkei 225 Weighting is 25.00% (each a “Component Weighting,” and collectively, the “Component Weightings”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which will not be less than the Minimum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal:
(1) if the Ending Basket Level is less than or equal to 110% of the Starting Basket Level, the Minimum Return; or
(2) if the Ending Basket Level is greater than 110% of the Starting Basket Level, (a) $1,000 x (the Basket Return – 10%) x the Participation Rate plus (b) the Minimum Return.

Minimum Return:	$100 per $1,000 principal amount note (or 10.00% x $1,000). Accordingly, your minimum payment at maturity will be equal to $1,100 per $1,000 principal amount note.
Participation Rate:	195%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was July 3, 2007.
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on each of the eight Ending Averaging Dates.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (Russell 3000 Return * 50.00%) + (EURO STOXX Return * 25.00%) + (Nikkei 225 Return * 25.00%)]

The Russell 3000 Return, the EURO STOXX Return and the Nikkei 225 Return are the performance of the respective Basket Indices, expressed as a percentage, from the closing level on the pricing date to the arithmetic average of the closing levels on the eight Ending Averaging Dates. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-VII.

Ending Averaging Dates*:	January 2, 2008, July 2, 2008, January 2, 2009, July 2, 2009, January 4, 2010, July 2, 2010, January 3, 2011 and July 1, 2011
Maturity Date*:	July 7, 2011
CUSIP:	48123JJ83
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-VII.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 32-VII and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$19.55	$980.45

Total	$3,650,000	$71,368.45	$3,578,631.55

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately $19.55 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to selling dealers of $2.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-91 of the accompanying product supplement no. 32-VII.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 3, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-VII dated June 29, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 29, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-VII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 32-VII dated June 29, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002654/e27751_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 110% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to, (1) if the Ending Basket Level is less than or equal to 110% of the Starting Basket Level, the Minimum Return or (2) if the Ending Basket Level is greater than 110% of the Starting Basket Level, (a) $1,000 x (the Basket Return – 10%) x the Participation Rate plus (b) the Minimum Return. Accordingly, your minimum payment at maturity will be equal to $1,100 per $1,000 principal amount note, even if the Ending Basket Level is less 110% of the Starting Basket Level.
  DIVERSIFICATION OF THE BASKET INDICES — Because the Russell 3000® Index makes up 50% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the Russell 3000® Index.
  The return on the notes is linked to a basket consisting of the Russell 3000® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index. The Russell 3000® Index consists of the 3,000 stocks included in the Russell 1000® Index and the Russell 2000® Index, which are subsets of the Russell 3000ETM Index and represents approximately 98% of the U.S. equity market. The Russell 3000® Index is designed to represent the broad U.S. equity market. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. For additional information about each Basket Index, see the information set forth under “The Russell 3000® Index,” “The Dow Jones EURO STOXX 50® Index” and “The Nikkei 225 Index” in the accompanying product supplement no. 32-VII.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-VII. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 5.50%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,242.60.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the Russell 3000® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-1

  Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

July 6, 2007 through December 31, 2007	$26.58	$26.58

January 1, 2008 through December 31, 2008	$57.24	$83.82

January 1, 2009 through December 31, 2009	$60.43	$144.25

January 1, 2010 through December 31, 2010	$63.80	$208.05

January 1, 2011 through July 7, 2011	$34.55	$242.60

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-VII dated June 29, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN 110% OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE MINIMUM RETURN — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level by more than 10%, the Additional Amount will be limited to the Minimum Return of $100 per $1,000 principal amount note and the final payment at maturity will be equal to $1,100 per $1,000 principal amount note. You will not benefit from the leveraged return provided by the Participation Rate unless the Basket Return is more than 10%. This will be true even if the value of the Basket was higher than the Starting Basket Level by more than 10% on trading days other than the eight Ending Averaging Dates.
  THE CALCULATION OF THE BASKET RETURN USING SEMI-ANNUAL AVERAGING COULD LIMIT RETURNS — Your ability to participate in the appreciation of the Basket may be limited by the semi-annual averaging used to calculate the Basket Return, especially if there is a significant decrease in the level of the Basket near any of the Ending Averaging Dates or if there is significant volatility in the Basket Closing Levels during the term of the notes. Accordingly, you may not receive the benefit of full appreciation of the Basket between each of the Ending Averaging Dates or between the pricing date and the final Ending Averaging Date.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Indices would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of these Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and volatility of the exchange rate between the dollar, the euro and the yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the Russell 3000® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-2

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 195% and the Minimum Return of $100 per $1,000 principal amount note (or 10.00% x $1,000). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	[(Basket Return – 10%) x Participation Rate (195%)] + 10%	Additional Amount		Principal		Payment at Maturity

180.00	80.00%	146.50%	$1,465.00	+	$1,000	=	$2,465.00
170.00	70.00%	127.00%	$1,270.00	+	$1,000	=	$2,270.00
160.00	60.00%	107.50%	$1,075.00	+	$1,000	=	$2,075.00
150.00	50.00%	88.00%	$880.00	+	$1,000	=	$1,880.00
140.00	40.00%	68.50%	$685.00	+	$1,000	=	$1,685.00
130.00	30.00%	49.00%	$490.00	+	$1,000	=	$1,490.00
120.00	20.00%	29.50%	$295.00	+	$1,000	=	$1,295.00
115.00	15.00%	19.75%	$197.50	+	$1,000	=	$1,197.50
110.00	10.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
109.00	9.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
105.00	5.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
100.00	0.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
90.00	-10.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
80.00	-20.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
70.00	-30.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
60.00	-40.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
50.00	-50.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
40.00	-60.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
30.00	-70.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00
20.00	-80.00%	N/A	$100.00	+	$1,000.00	=	$1,100.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than 110% of the Starting Basket Level, the Additional Amount is equal to $295 and the final payment at maturity is equal to $1,295 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x {[(120-100)/100] – 10%} x 195%) + $100 = $1,295

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is less than 110% of the Starting Basket Level, the Additional Amount is equal to the Minimum Return of $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is less than 110% of the Starting Basket Level, the Additional Amount is equal to Minimum Return of $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the Russell 3000® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-3

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through June 29, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the Russell 3000® Index on July 3, 2007 was 886.14. The closing level of the Dow Jones EURO STOXX 50® Index on July 3, 2007 was 4513.01. The closing level of the Nikkei 225 Index on July 3, 2007 was 18149.90. We obtained the various closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on any Ending Averaging Date. We cannot give you assurance that the performance of the Basket Indices will result in a payment at maturity in excess of $1,100 per $1,000 principal amount note.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Weighted Basket Consisting of the Russell 3000® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index	PS-4